M E M O R A N D U M

September 14, 2009

Re: Madeco S.A.
Form 20-F for the fiscal year ended December 31, 2008 (Registration No. 1-11870)

This memorandum sets forth the responses of Madeco, S.A. (“Madeco”, or “the Company”) to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) contained in a letter to Madeco, dated August 14, 2009 (the “Comment Letter”) relating to portions of Madeco’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (Registration No. 1-11870) (the “Form 20-F”).

To assist in the Staff’s review of the Company’s responses, we precede each response with the text (in bold type) of the comment as stated in your letter. The Company believes that it has replied to your comments in full. The Company will promptly file a Form 20-F/A once it receives confirmation from the SEC that the responses are satisfactory.

Except as otherwise noted in this response memorandum, the information provided in response to the SEC’s comments has been supplied by Madeco, which is solely responsible for such information.

Form 20-F for the Year Ended December 31, 2008

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

  We note that you do not reference your Chief Financial Officer in your discussion of the evaluation of your disclosure controls and procedures and the conclusion that they are effective as of December 31, 2008. Please note that Item 15(a) of Form 20-F requires you to disclose the conclusions of both your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Please amend your Form 20-F to include the principal financial officer’s (or person performing similar functions) evaluation of and conclusion regarding disclosure controls and procedures.
Response:

In response to the Staff’s comment, the Company will revise the discussion of disclosure controls and procedures to include the Chief Financial Officer’s evaluation of these controls and procedures and conclusion that they are effective as of December 31, 2008. Following is our revised disclosure:

For the year ended December 31, 2008, the Company carried out, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a−15(e) and 15d−15(e) under the Exchange Act). Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

  In the third full paragraph of this section, we note that you qualify management’s conclusion that your internal control over financial is effective by referencing certain language from the definition of disclosure controls and procedures, contained in Exchange Act Rules 13a-15(e) and 15d-15(e). This reference to the definition of disclosure controls and procedures is inappropriate. Therefore, please amend your Form 20-F to remove this language.
Response:

In response to the Staff’s comment, the Company will revise the disclosure by deleting the language quoted from the definition of disclosure controls and procedures, contained in Exchange Act Rules 13a-15(e) and 15d-15(e). Following is our revised disclosure:

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of such controls. Based on its assessment, Management has concluded and hereby reports that as of December 31, 2008, the Company’s internal control over financial reporting is effective.

Exhibits 13.1 and 13.2—Section 906 Certifications

  We note that these certifications identify the report as the Company’s Form 20-F for the period ended December 31, 2007. Since these certifications incorrectly identified the report with which they were filed, you must refile your full Form 20-F as an amendment with the corrected certifications attached. Please note that the revised certifications must refer to the Form 20-F/A and be currently dated.
Response:

Attached as Exhibit A, please find forms of revised Section 906 Certifications which identify the report with which they will be filed as the Company’s Form 20-F/A for the period ended December 31, 2008. The Company will refile the full Form 20-F as an amendment with the corrected certifications attached.

Item 18. Financial Statements

Note 35—Differences between Chilean and United States Generally Accepted Accounting Principles

General

  We note your disclosure in Item 11 that you held commodity inventories as of December 31, 2008 with a carrying value of Ch$ 10,579 million and a fair value of Ch$ 5,667 million. It is not clear if you have included a reconciling item within Note 35 in order to report commodity inventories at the lower of cost or market in accordance with paragraphs 8 through 14 of Chapter 4 of ARB 43 for US GAAP purposes. If you did not, please provide us with your analysis supporting your belief that a reconciling item is not required.
Response:

In response to the Staff’s comment, the Company respectfully states with respect to the application of paragraphs 8-14 of Chapter 8 of ARB 43 to the valuation of aluminum inventory, that the Company compared the carrying value to the market value A detailed calculation was performed for our manufacturing, sales and distribution aluminum profiles subsidiary, Indalum, which includes the most significant quantity of aluminum inventory. This calculation identified the commodity market value plus transportation costs to be the replacement value (cost of reproduction), which did not exceed net realizable value and neither did net realizable value reduced by an allowance for an approximately normal profit margin. As cost did not exceed net realizable value, the Company concluded that no adjustment to inventory value was required.

The Company did not perform a net realizable value calculation for Alusa’s aluminum inventory. The Company determined that no inventory adjustment was required for its flexible packaging subsidiary, based on an analysis of net replacement costs as compared to the carrying values of aluminum foil inventory. The Company also notes that its exposure to price fluctuations in aluminum content disclosed in “Item 11-Market Risks” is not uniform, as the exposure risk for aluminum billets and profiles differs from that of aluminum foil, which includes incremental value-added through the production process. Despite the fact that the Company purchases aluminum foil and classifies it as raw materials for its packaging business unit, it is in fact a value-added product and its value correlates to a lesser extent with the commodity market price (LME).

Please see a detailed calculation in Exhibit B.

Exhibit A-1

SECTION 906 - Certification of Chief Executive Officer

I, Cristian Montes Lahaye, the Chief Executive Officer of Madeco S.A. (the “Company”), hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1. the Company's annual report on Form 20-F/A for the year ended December 31, 2008, to which this statement is filed as an exhibit (the “Report”), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

___________________
Cristian Montes Lahaye
Chief Executive Officer

Exhibit A-2

SECTION 906 - Certification of Chief Financial Officer

I, Nicolas Burr G., the Chief Financial Officer of Madeco S.A. (the “Company”), hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1. the Company's annual report on Form 20-F/A for the year ended December 31, 2008, to which this statement is filed as an exhibit (the “Report”), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

___________________
Nicolas Burr G.
Chief Financial Officer

Exhibit B

Incremental analysis of figures presented in Item 11

Aluminum

Ton.	5,974
Value (in Ch$ million)	10,579
Fair Value (in Ch$ million)	5,567

Subsidiary	Ton.	Carring Value (in Ch$ million)	Fair Value (in Ch$ million)

Madeco Brass Mills	776	707	735
Indalum	4,281	7,196	4,062
Armat	33	76	31
Alusa	884	2,600	839
Total	5,974	10,579	5,667

Taking into consideration paragraph 8 of ARB43 chapter 4 in order to calculate NRV for Aluminum stocks, in the phrase lower of cost or market, the term market means current replacement cost (by purchase or by reproduction, as the case may be) except that:

  Market should not exceed the net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal); and
  Market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.

Net Realizable Value as of December 31, 2008 was calculated over the Indalum stocks as follows:

Aluminum Stock	Physical Stock	Cost	Average Cost	Fair Value	Fair Value (average per Ton.)	Sales price	Normal Profit 3,6%	Cost of completion and disposal	Cost of Distribution	NVR Net Value Realizable	NVR reduced by an allowance of normal profit	Cost of reproduction	Market Value (spot price)	Final NVR Value	NVR Adjustment
	Ton.	Million Ch$	Th Ch$/Ton	Million Ch$	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$/Ton	Th Ch$
Raw materials	2,273	3,578	1,574	2,157	949	2,750	99	817	40	1,893	1,794	1,006	1,006	1,794	0
Work in process	155	245	1,581	147	948	2,750	99	409	40	2,301	2,202	1,415	1,415	2,202	0
Finished Goods	1,852.86	3,373	1,820	1,758	949	2,750	99	0	40	2,710	2,611	1,823	1,823	2,611	0
	4,281	7,196		4,062

September 14, 2009

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Rufus Decker
Accounting Branch Chief

 Re: Madeco S.A.

 Form 20-F for the Year Ended December 31, 2008

 File No.1-11870

Dear Mr. Decker:

In connection with responding to the comment letter dated August 14, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) related to the Madeco S.A.’s (the “Company”) Form 20-F for the year ended December 31, 2008 (the “Form 20-F”) the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Nicolas Burr G.
Nicolas Burr G.
Chief Financial Officer
MADECO S.A.